[INVESCO ADVISERS]

July 2, 2012

Via EDGAR

Vincent DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:           Invesco Value Municipal Income Trust (File No. 811-06590)
Invesco Value Municipal Bond Trust (File No. 811-06053)
Invesco Value Municipal Trust (File No. 811-06434)
Invesco Van Kampen California Value Municipal Income Trust (File No. 811-07404)
Invesco California Municipal Income Trust (File No. 811-07344)
Invesco California Quality Municipal Securities (File No. 811-07564)
Invesco Van Kampen Trust for Investment Grade New York Municipals (File No. 811-06537)
Invesco New York Quality Municipal Securities (File No. 811-07562)
Invesco Van Kampen Municipal Opportunity Trust (File No. 811-06567)
Invesco Municipal Premium Income Trust (File No. 811-05688)
Invesco Van Kampen Select Sector Municipal Trust (File No. 811-08000)
Invesco Van Kampen Trust for Value Municipals (File No. 811-06472)
Invesco Quality Municipal Income Trust (File No. 811-06591)
Invesco Quality Municipal Investment Trust (File No. 811-06346)
Invesco Quality Municipal Securities (File No. 811-07560)
Invesco Van Kampen Municipal Trust (File No. 811-06362)
Invesco Van Kampen Massachusetts Value Municipal Income Trust (File No. 811-07088)
Invesco Van Kampen Ohio Quality Municipal Trust (File No. 811-06364)
Invesco Van Kampen Trust for Investment Grade New Jersey Municipals (File No. 811-06536)

Dear Mr. DiStefano:

On behalf of the above named registrants (the “Funds”), below you will find the Funds’ responses to the comments conveyed by you via telephone on June 29, 2012, with regard to the Funds’ Schedule 14A preliminary proxy statements (the “Proxy Statements”) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 19, 2012 to be furnished to the holders of

Variable Rate Muni Term Preferred Shares (“VMTPs”) of the Funds in connection with a meeting of shareholders that is scheduled to be held on July 17, 2012.

For your convenience, we have summarized each of your comments in bold and have set forth the Funds’ response immediately below each comment.  Any disclosure changes required by these responses will be incorporated into a definitive proxy statement filing.  Capitalized terms not otherwise defined in this letter are used as defined in the Proxy Statements.  Each comment applied to all Proxy Statements unless otherwise noted.

1.	Comment: Please explain why a Schedule 14A proxy statement is being used to solicit shareholder approval instead of a Form N-14 proxy statement/prospectus.

Response:  Form N-14 was adopted so as to allow management investment companies registered under the Investment Company Act of 1940 (“1940 Act”) to register securities under the Securities Act of 1933, as amended (the “Securities Act”).1  A proxy statement/prospectus on Form N-14 also satisfies the requirements of Schedule 14A for proxy solicitation subject to that regulation.2

Each Fund’s outstanding VMTPs were privately offered under Section 4(2) of the Securities Act and are not registered under the Securities Act, and the VMTPs to be issued in each reorganization and each merger contemplated by the Proxy Statements will not be registered under the Securities Act.  Therefore, in contrast to each Fund’s common shares, no registration of the VMTPs is required under the Securities Act, which makes the use of Form N-14 in connection with the solicitation of votes by the holders of each Fund’s outstanding VMTPs unnecessary.

2.
Comment:  The second paragraph under “What are the reasons for the proposed Redomestications?” indicates that as Delaware statutory trusts the Funds may merge with no delay in transactions that are expected to qualify as tax-free reorganizations.  Please explain why this can be done by Delaware statutory trusts but not Massachusetts business trusts.

Response: To qualify as a tax free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, the mergers must be “statutory mergers.”  Massachusetts business trusts cannot effect a “statutory merger” because the applicable Massachusetts statute has no merger provision.  It was therefore necessary to reorganize each Massachusetts business trust into an entity type that provided for statutory mergers (i.e., a Delaware statutory trust) prior to merging.

3.	Comment: Under the “What effect will a Redomestication have on me as a shareholder?” section of the Proxy Statements, explain why shareholder approval of the

1	See Form N-14 General Instruction A.

2	See Form N-14 General Instruction D.1.

advisory and sub-advisory agreements and election of trustees of the DE Funds, as described therein, do not need to be unbundled as separate proposals.

Response:  Shareholders of the Funds do not own shares of the DE Funds and, therefore, have no standing to vote on matters affecting the DE Funds unless and until shareholders approve the Redomestications and the Redomestications are consummated.  Therefore, unbundling is not appropriate in this instance.  Examples of other proxy statements disclosing a similar arrangement include PNC Advantage Funds (Form DEF 14A filed on October 16, 2009) and Voyageur Mutual Funds (Form N-14 filed on October 25, 2004).

4.
Comment: Under the “How do the laws governing each Fund pre-and post-Redomestication compare?” section of the Proxy Statements, please highlight all material differences between the statutes governing Massachusetts business trusts and Delaware statutory trusts.

Response:  The Funds believe that all material differences between the statutes governing Massachusetts business trusts and Delaware statutory trusts are highlighted in the “How do the laws governing each Fund pre-and post-Redomestication compare?” section of the Proxy Statements.  Further detail regarding these differences and other differences that the Funds believe are non-material between the statutes governing Massachusetts business trusts and Delaware statutory trusts is provided in Exhibit C to the Proxy Statements.

5.
Comment:  Under the “What will happen if shareholders of a Fund do not approve Proposal 1?” section of the Proxy Statements, describe what other courses of action for the Funds may be taken by the Boards if the Redomestications are not approved by shareholders.

Response:  The Funds have revised the disclosure to indicate that the other courses of action for the Funds to be taken by the Boards include continuing to operate as Massachusetts business trusts.  The Proxy Statements also disclose that no Merger will occur unless the Redomestication (Proposal 1) has been consummated.

6.	Comment: In the “What are the reasons for the proposed Mergers?” section of the Proxy Statements, please explain why the figures provided are as of July 31, 2011 and not a more recent date.

Response:  The figures provided are as of July 31, 2011 because that is the date of the information considered by the Boards when the Boards approved the Redomestication and Merger transactions in October and November, 2011.

7.
Comment:  In the “How do the Funds’ principal risks compare?” section of the Proxy Statement in which Invesco Value Municipal Income Trust (IIM) is the Acquiring Fund, please explain the risks involved with the use of leverage.

Response:  Disclosure regarding the risks involved with the use of leverage has been added to the “How do the Funds’ principal risks compare?” section in the Proxy Statement in which IIM is the Acquiring Fund.

8.	Comment: Please disclose any applicable advisory fee waiver recoupment provisions in a footnote to the expense tables.

Response:  The Funds’ advisory fee waivers do not include recoupment provisions and therefore no disclosure has been added.

9.
Comment:  Under the “What will happen if shareholders of a Fund do not approve a Merger?” section of the Proxy Statements, describe what other courses of action for a Fund may be taken by the Board if a Merger is not approved by shareholders.

Response:  The Funds have revised the disclosure to indicate that the other courses of action for a Fund to be taken by the Board if a Merger is not approved include continuing to operate the Fund without merging.

10.
Comment:  In the “Principal Investment Strategies” section of the Proxy Statements, any 80% policies required by Rule 35d-1 should be revised to state “80% of total assets or net assets plus any borrowings.”

Response:  Where applicable, disclosure regarding a Fund’s investment policy to invest at least 80% of total assets as required by Rule 35d-1 is currently included as the last paragraph in the “Principal Investment Strategies” section of the Proxy Statements.

11.
Comment:  In the Proxy Statement in which Invesco Value Municipal Income Trust (IIM) is the Acquiring Fund, please disclose any differences in the Target and Acquiring Funds’ average weighted maturity and duration.

Response:  The Funds confirm that there are no significant differences between the average weighted maturity and duration of IIM and the Target Funds proposed to be merged into IIM.

12.
Comment:  In the “Principal Investment Strategies” and “Principal Risks of an Investment in the Funds” section of each Proxy Statement, any discussion of derivatives should include detailed, fund-specific disclosure per the SEC staff’s July 30, 2010 letter to the Investment Company Institute entitled “Derivatives-Related Disclosures by Investment Companies.”

Response:  The Funds confirm that the derivatives disclosure in the “Principal Investment Strategies” section of each Proxy Statement discusses the specific types of derivatives, and specific risks of those derivatives, to be used principally by the Funds.

13.
Comment:  In the “Principal Investment Strategies” section of each Proxy Statement, please disclose any material differences between the historical portfolio turnover rates of the Acquiring Fund and the Target Fund(s).

Response: The Funds confirm that there were no material differences between the historical portfolio turnover rates of any Target Fund and its corresponding Acquiring Fund.

14.
Comment:  In the “Principal Risks of an Investment in the Funds” section of the Proxy Statement in which Invesco Value Municipal Income Trust (IIM) is the Acquiring Fund, it appears that preferred shares risk is the only risk not common to all Funds.  Please confirm.

Response:  The Funds confirm that preferred shares risk is the only risk not common to all Funds in the Proxy Statement in which Invesco Value Municipal Income Trust (IIM) is the Acquiring Fund.

15.
Comment:  In Proposal 3 of the Proxy Statement in which Invesco Value Municipal Income Trust (IIM) is the Acquiring Fund, please clarify that the advisory fee will increase significantly if the Amendment is approved.

Response:  The Funds have revised the disclosure as requested.

16.	Comment: A footnote to the fee table indicates that pro forma fees are estimated as if the Merger had been completed as of March 1, 2011. Why are the pro forma figures not as of a more recent date?

Response:  Pursuant to Rule 11-02 of Regulation S-X and in reliance on discussion with the SEC’s accounting reviewer for the Funds, pro forma fees were computed assuming that the transaction was consummated at the beginning of the most recently completed fiscal year of the Acquiring Fund.  Each Acquiring Fund’s most recently completed fiscal year ended on February 29, 2012.  Pro forma fees were computed assuming that the Merger was completed at the beginning of such fiscal year, which was March 1, 2011.

17.
Comment:  In the “Principal Investment Strategies” section of the Proxy Statement in which Invesco Van Kampen Municipal Opportunity Trust (VMO) is the Acquiring Fund, please explain why there is a separate comparison section for Invesco Municipal Premium Income Trust (PIA).

Response:  The Acquiring Fund (VMO) and two of the three Target Funds (VKL and VIM) have similar investment strategies as each was formerly part of the Van Kampen fund family prior to their acquisition by Invesco in 2010.  In contrast, PIA, the third Target Fund, has investment strategies that are distinguishable from VKL, VIM and the Acquiring Fund because PIA was part of a different fund family (Morgan Stanley) prior to its acquisition by Invesco in 2010.  The Funds believe that separate comparisons of PIA and the two other Target Funds (VKL and VIM) better highlight the differences between their respective investment strategies and the investment strategies of the Acquiring Fund.  The Funds believe that these differences would be lost if all three Target Funds were combined into a single comparison.

18.
Comment:  In the “Board Considerations in Approving the Mergers” section of the Proxy Statement in which Invesco Van Kampen Municipal Opportunity Trust (VMO) is the Acquiring Fund, please explain why there is a separate section disclosing the board considerations for Invesco Municipal Premium Income Trust (PIA).

Response:  VMO, VKL and VIM share a common Board.  PIA, however, has a different Board, which separately considered the reorganization of PIA. The Funds believe that the differences in the considerations of PIA’s Board and the Boards of VMO, VKL and VIM would be diluted if PIA’s Board considerations were included with the discussion of the other Funds’ Board considerations.

19.
Comment:  In the “What are the reasons for the proposed Mergers?” section of the Proxy Statement in which Invesco Van Kampen Municipal Trust (VKQ) is the Acquiring Fund, you state that “[t]he Mergers seek to combine Funds with investment objectives, strategies and related risks that are similar…”  Please revise, as this sentence does not seem accurate given the differences among the Target Funds and the Acquiring Fund.

Response:  The above referenced sentence has been revised in the Proxy Statement in which VKQ is the Acquiring Fund to note the differences among the Target Funds and Acquiring Fund given each Target Fund’s focus on its respective state municipal securities.  The Funds also note the bolded language on the following page of the Proxy Statement in which VKQ is the Acquiring Fund that highlights that the Target Funds will lose the benefit of their respective state tax exemption to the extent that the Acquiring Fund invests in securities whose distributions are not exempt from the respective state income tax or to the extent that a Fund is no longer eligible to pass through to investors the tax-exempt nature of its income for state tax purposes.

20.
Comment:  The “What are the reasons for the proposed Mergers?” section of the Proxy Statement in which Invesco Van Kampen Municipal Trust (VKQ) is the Acquiring Fund, you note that the combined fund on a pro forma basis had a more than 0.20% higher Common Share distribution yield than each Target Fund.  This statement should be accompanied by cautionary language.

Response:  The above referenced statement has been revised to include cautionary language.

21.
Comment:  In the “How do the Funds’ investment objectives and principal investment strategies compare?” section of the Proxy Statement in which Invesco Van Kampen Municipal Trust (VKQ) is the Acquiring Fund, you state that “[t]he Funds have similar investment objectives…”  Please revise, as this does not seem accurate given the differences among the Target Funds and the Acquiring Fund.

Response:  The Funds have revised the disclosure in the Proxy Statement in which VKQ is the Acquiring Fund to reflect the differences among the Target Funds and Acquiring Fund given each Target Fund’s focus on its respective state municipal securities.

22.
Comment:  In the “How do the Funds’ principal risks compare?” section of the Proxy Statement in which Invesco Van Kampen Municipal Trust (VKQ) is the Acquiring Fund, please highlight that Target Fund shareholders will have increased exposure to respective Massachusetts, Ohio or New Jersey state taxes if the Mergers are approved.

Response:  Disclosure indicating that Target Fund shareholders will have increased exposure to respective Massachusetts, Ohio or New Jersey state taxes if the Mergers are approved is highlighted in bold text in the preceding section “What effect will a Merger have on me as a VMTP Shareholder?” in the Proxy Statement in which VKQ is the Acquiring Fund.  The Funds believe that this is a more appropriate place for such disclosure as increased exposure to respective Massachusetts, Ohio or New Jersey state taxes for Target Fund shareholders will be an effect of the Mergers, rather than a risk of the Mergers, if they are approved.

In connection with the Funds’ responses to the SEC Staff’s comments on the Proxy Statements, as requested by the Staff, the Funds acknowledge that:  (i) the Funds are responsible for the adequacy of the disclosure in the Funds’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Funds may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at 630-684-6927 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Melissa Nguyen
Melissa Nguyen
Counsel